U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended December 31, 2018 and to discuss its recent corporate developments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

 The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we provide products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”), hereafter referred to as our domestic companies (the “Domestic Companies”), which are established under the laws of the People’s Republic of China (“PRC”). As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From year 2018, our business has been expanding to downstream of energy industry, involving civil and industrial heating furnaces market, electric and coal chemical industry and energy service management industry. We derive our revenues from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for waste water and oily sludge treatment, and (4) related engineering and project services for above contents.

•	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From year 2018, Nanjing Recon also provides automation products and services to other segment of energy segment, such as new energy industry, electric power and coal chemical industries.

•	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding service to oilfield waste water and oily sludge treatment, and extended its heating products and resolutions to civil market by leverage its advantage on furnaces products.

Recent Developments

On January 15, 2019, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Registrant that the minimum bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of the Registrant’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “RCON”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Registrant has a compliance period of 180 calendar days, or until July 15, 2019 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Registrant's ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant a written confirmation of compliance and the matter will be closed.

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, the Company will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, Recon shall (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording Recon’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, Recon has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following the issuance of the Restricted Shares. As of the date of this report, FGS finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 2,435,284 Restricted Shares in total to the other shareholders of FGS. Recon has invested RMB3.6 million in cash to FGS as of December 31, 2018 under this agreement and has the obligation to pay the remaining RMB 6.4 million by May 31, 2019.

Recent Industry Developments and Business Outlook

Measuring Equipment and Service. Digital oilfield technology and the management of oil companies are highly regarded in the industry. We believe our oilfield SCADA system and assorted products, production managing expert software, and related technical support services will continue to address the needs of the oil well automation system market, for which we believe there will be increasing demand over the short term and strong needs in the long term in oilfield industry, power industry and coal-chemical industry.

Gathering and Transferring Equipment. With more new wells developed, our management anticipates that demand for our furnaces and burners will grow as compared to last year, especially in the Chang Qing Oilfield and Qing Hai oilfield.

Equipment and Accessories. As we entered in the market of the civilian heating furnaces, we believe our resolutions and knowledge in heating equipment will also bring new resource of operation. We have established new subsidiaries, Qing Hai BHD and HH BHD, to focus on these practices.

Oilfield Environmental Protection Business. We have also devoted massive resource into oilfield environmental protection business through Gan Su BHD, and we believe this part will devote into operation and be a supportive branch of our environment business.

New business. As energy consumption market is open to private and foreign companies and the on-line payment technology develops rapidly, we believe there is some opportunity in downstream of oil industry, which is mainly around the scene of consumption in gas station. We invested in FGS in fiscal year 2018 and made additional investment into FGS in August 2018. We plan to develop this new market with FGS, making full use of our knowledge of energy segment and our relationship with CNPC.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with bigger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets of Chine’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience on energy technics will always be our development foundation. By combining more technology and ideas developed in recent years, such as solar energy and Industrial Internet, we expect to create more profitable business lines.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry and included but are not limited to:

•	oil and gas prices;

•	the amount of spending by our customers, primarily those in the oil and gas industry;

•	growing demand from large corporations for improved management and software designed to achieve such corporate performance;

•	the procurement processes of our customers, especially those in the oil and gas industry;

•	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;

•	the ongoing development of the oilfield service market in China; and

•	inflation and other macroeconomic factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

•	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;

•	our ability to increase our revenues from both old and new customers in the oil and gas industry in China;

•	our ability to effectively manage our operating costs and expenses; and

•	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Critical Accounting Policies and Estimates

Consolidation of VIEs

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Estimates and Assumptions

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share- based payments. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planed contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments

The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

The carrying amounts reported in the unaudited condensed consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

The fair value of long-term receivables is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date. The Company estimated the fair value of Investment in unconsolidated entity using the income approach which was determined using Level 3 fair value inputs. The utilization of the income approach to determine fair value requires estimates of future operating results and cash flows discounted using an estimated discount rate. Cash flow projections are based on management's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The fair value of long-term receivables is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date. The Company estimated the fair value of the purchase price of investment in unconsolidated entity using Level 1 fair value inputs of the market price of the common stock on the date of the purchase.

Revenue Recognition

The Company previously recognized revenue when the following four criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customers, customers’ acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. And with adoption of ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The core principle underlying the new revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when goods or service is provided to a customer.

The Company has completed its assessment of the impact of the new standard and adopted the new standard for all open contracts as of July 1, 2018 using the modified retrospective transition method, and applied the guidance to report new disclosures surrounding the Company’s recognition of revenue. The adoption of the new standard did not have a material impact on the financial position of the Company, the results of its operations or its cash flows as of and for the six months ended December 31, 2018, and the Company’s internal controls over financial reporting. There was no cumulative effect of adopting the standard at the date of initial application in retained earnings. The Company’s Revenue Recognition accounting policy has been updated for the new standard. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.

The following table provides changes to the opening balances of certain current assets accounts resulting from the adoption of the new guidance.

	June 30, 2018	Impact of Adoption	July 1, 2018 (As adjusted)	July 1, 2018
	RMB	RMB	RMB	U.S. Dollars
Inventories	¥7,972,115	¥(7,972,115)	¥-	$-
Other receivables	824,709	(824,709)	-	-
Purchase advances	5,334,829	(5,334,829)	-	-
Contract costs	-	14,131,653	14,131,653	2,054,751
Total current assets	¥14,131,653	¥-	¥14,131,653	$2,054,751

Purchase Advances

Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services.

As of December 31, 2018, the Company prepaid approximately ¥10.05 million ($1.5 million) purchase advances to its suppliers as compared to approximately ¥12.7 million at June 30, 2018. Usually, this type of prepayments will be expensed when those products or services have been rendered or consumed.

Contract costs

The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planed contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Performance Obligations

Performance obligations include delivery of product and installation of product. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing installation services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in Sales, and costs incurred by the Company for the delivery of goods are classified as Cost of sales in the Condensed Consolidated Statements of Operations and Comprehensive Loss. Sales, value add, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2018.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days, relying on the contract terms, consequently there is no significant financing component within contracts.

Trade Accounts and Other Receivables

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Recently enacted accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract," (ASU 2018-15), to align the requirements for capitalizing implementation costs in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs relating to internal-use software. The update requires entities in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset and which costs to expense. ASU 2018-15 is effective for the Corporation on January 1, 2020 and may be applied using either the retrospective or prospective approach. Early adoption is permitted. Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-16, “Derivatives and Hedging (Topic 815).” ASU 2018-16 amends guidance to permit the use of the Overnight Index Swap rate based on the Secured Overnight Financing Rate as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815. The standard became effective for the Company on January 1, 2019. Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities". The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Accounting Standard Codification (“ASC”) 842, Leases. Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2020. The Company is currently evaluating the impact of this new standard on its unaudited consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and its variable interest entities (“VIEs”), BHD and Nanjing Recon, and subsidiaries of these VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended December 31, 2018 Compared to Six Months Ended December 31, 2017

During the six months ended December 31, 2018, we continued optimizing resource allocation and adjusting our business structure. We saw an obvious improvement on our operating margin during this period and we believe this trend will continue and strengthen our competitiveness in the future.

1)             To cope with uncertainty and diversify industry risks, we leveraged our technology from oilfield service sector to other broaden energy industry, thus we i) successfully expanded our automation business to coal chemical industry, mainly by serving China Energy Investment Corporation (“China Energy”) through the Shenhua Group Corporation Limited ("Shenhua Group"). As of the date of this report, we have achieved about RMB33.38 million   orders; and ii) entered into civilian and general industrial furnaces market and energy management service market through subsidiaries of BHD;

2)             To follow the trend of comprehensive utilization of energy, we also expanded our business and technology to new energy market. We introduced more solar technology in our current equipment to make them more efficient and cost beneficial. We also brought our technology and experience to polycrystalline silicon production factories, of which about RMB 14 million   contracts have been achieved but not yet finished by the date of this report. We expect this project in Xinjiang province to be completed by end of fiscal year 2019; and

3)            Eventually we completed the construction of Gan Su BHD’s comprehensive disposal treatment project and obtained a hazardous waste operating permit issued by the Jiuquan Environmental Protection Bureau in Gansu province. This project has an annual processing capacity of 60,000 tons of oily waste and is currently the only such treatment facility located in Yumen city. We expect to generate RMB 60 million in revenue from this project for calendar year 2019 with a 50% gross margin.

Revenue

	For the Six Months Ended
	December 31,
			Increase/	Percentage
	2017	2018	(Decrease)	Change
Automation product and software	¥13,602,598	¥28,954,379	¥15,351,781	112.9%
Equipment and accessories	39,212,432	10,312,238	(28,900,194)	(73.7)%
Oilfield environmental protection	431,697	3,005,112	2,573,415	596.1%
Total revenue	¥53,246,727	¥42,271,729	¥(10,974,998)	(20.6)%

Our total revenues for the six months ended December 31, 2018 were approximately ¥42.3 million ($6.1 million), a decrease of approximately ¥11.0 million ($1.6 million) or 20.6% from ¥53.2 million for the same period in 2017. The overall decrease in revenue was mainly due to the decreased revenue from equipment and accessories segments, offsetting by an increased revenue from automation product and software and oilfield environmental protection segments.

(1)	Revenue from automation product and software increased by ¥15.4 million or 112.9%, mainly affected by more expenditure on surface projects. The increased revenue was mainly due to the automation business projects for China Energy, We recorded ¥9.4 million revenue from these projects during the six months ended December 31, 2018. In addition, there is an increase in revenue of ¥3.8 million we generated from providing oilfield automation services to CNPC and China Petroleum and Chemical Corporation (“SINOPEC”) during the six months ended December 31, 2018.

(2)	Revenue from equipment and accessories decreased by ¥28.9 million or 73.7%. For the six months ended December 31, 2017, to occupy the market, we accepted some low-margin contracts, resulting a higher revenue. We didn’t continue this type of temporary business in the same period of fiscal year 2019 and the revenue from furnaces decreased dramatically. We believe this decision will not hurt our business as our normal business cycle has been established and margin from furnaces segment increased, even though with less revenue. We believe revenue from this segment will rebound in the coming year.

(3)	Revenue from oilfield environmental protection increased by ¥2.6 million or 596.1% as requirement of oilfield companies increased and the customers’ demand for environmental protection increased.

Cost of revenue

	For the Six Months Ended
	December 31,
			Increase/	Percentage
	2017	2018	(Decrease)	Change
Automation product and software	¥11,058,778	¥18,549,248	¥7,490,470	67.7%
Equipment and accessories	35,826,598	6,609,414	(29,136,184)	(81.3)%
Oilfield environmental protection	313,229	1,794,975	1,481,746	473.1%
Total cost of revenue	¥47,198,605	¥27,034,637	¥(20,163,968)	(42.7)%

Our cost of revenues decreased from ¥47.2 million for the six months ended December 31, 2017 to ¥27.0 million ($3.9 million) for the same period in 2018, a decrease of ¥20.2 million ($2.9 million) or 42.7%. This decrease was mainly caused by significant decrease in cost of revenue incurred in equipment and accessories.

For the six months ended December 31, 2017 and 2018, cost of revenue from automation product and software was approximately ¥11.1 million and ¥18.5 million ($2.7 million), respectively, representing an increase of approximately 7.5 million ($1.1 million) or 67.7%. The increase in cost of revenue from automation product and software was primarily attributable to business of China Energy contracts, which results in an amount of ¥7.5 million increase in cost of revenues in this segment.

For the six months ended December 31, 2017 and 2018, cost of revenue from equipment and accessories was approximately ¥35.8 million and ¥6.6 million ($1.0 million), respectively, representing a decrease of approximately ¥29.1 million ($4.2 million) or 81.3%. The decrease in cost of revenue from equipment and accessories was primarily attributable to quickly decreased sales of heating related products with low margin to general industry clients.

For the six months ended December 31, 2017 and 2018, cost of revenue from oilfield environmental protection was approximately ¥0.3 million and ¥1.8 million ($0.3 million), respectively, representing an increase of approximately ¥1.5 million ($0.2 million) or 473.1%. The increase in cost of revenue was mainly due to the increased oily sludge treatment processing projects during the six months ended December 31, 2018. We expect this part will increase in the coming year as our new subsidiary Gan Su BHD runs.

Gross Profit

	For the Six Months Ended
	December 31,
	2017		2018		Increase/	Percentage
	Gross Profit	Margin %	Gross Profit	Margin %	(Decrease)	Change
Automation product and software	¥2,543,820	18.7%	¥10,405,131	35.9%	¥7,861,311	309.0%
Equipment and accessories	3,385,834	8.6%	3,621,824	35.1%	235,990	7.0%
Oilfield environmental protection	118,468	27.4%	1,210,137	40.3%	1,091,669	921.5%
Total gross profit and margin %	¥6,048,122	11.4%	¥15,237,092	36.0%	¥9,188,970	151.9%

Our gross profit increased to ¥15.2 million ($2.2 million) for the six months ended December 31, 2018 from ¥6.0 million for the same period in 2017. Our gross profit as a percentage of revenue increased to 36.0% for the six months ended December 31, 2018 from 11.4% for the same period in 2017. The main reason of the increase in gross profit was that the revenue increase was higher than the cost of revenue increase for our automation product and software and oilfield environmental protection segments. As our business improved with industry recovering and enhancement of our cost control, our margin improved to normal level, while the margin of last year was lower because we undertook some exploiting business with higher level of resource input leading to a lower margin than usual.

For the six months ended December 31, 2017 and 2018, gross profit from automation product and software was approximately ¥2.5 million and ¥10.4 million ($1.5 million), respectively, representing an increase of approximately ¥7.9 million ($1.1 million) or 309.0%. The increase in gross profit from automation product and software was primarily due to 1) more revenue generated from oilfield automation services for SINOPEC’s Jidong projects with higher gross margin; and 2) higher percentage of business from China Energy with only simple treatment thus with higher margin.

For the six months ended December 31, 2017 and 2018, gross profit from equipment and accessories was approximately ¥3.4 million and ¥3.6 million ($0.5 million), respectively, representing an increase of approximately ¥0.2 million ($0.03 million) or 7.0%. The main reason of the increase in gross profit from equipment and accessories was that the decrease in cost of revenue was higher than the decrease in revenue, as the Company sold a larger number of equipment and accessories with lower margin during the six months ended December 31, 2017 according to the Company’s new business development plan.

For the six months ended December 31, 2017 and 2018, gross profit from oilfield environmental protection was approximately ¥0.1 million and ¥1.2 million ($0.2 million), respectively, representing an increase of approximately ¥1.1 million ($0.2 million) or 921.5%. The increase in gross profit from oilfield environmental protection was primarily attributable to the increase in revenue, as discussed above.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Selling and distribution expenses	¥2,981,637	¥4,909,361	¥1,927,724	64.7%
% of revenue	5.6%	11.6%	6.0%	-
General and administrative expenses	18,672,141	18,903,138	230,997	1.2%
% of revenue	35.1%	44.7%	9.6%	-
Provision for (net recovery of) doubtful accounts	80,539	(1,494,707)	(1,575,246)	(1,955.9)%
% of revenue	0.2%	(3.5)%	(3.7)%	-
Research and development expenses	1,819,720	1,654,702	(165,018)	(9.1)%
% of revenue	3.4%	3.9%	0.5%	-
Operating expenses	¥23,554,037	¥23,972,494	¥418,457	1.8%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by ¥1.9 million ($0.3 million) for the six months ended December 31, 2018 compared to the same period in 2017. This increase was primarily due to an increase in traveling expense, shipping cost and service fees as we expanded our market to new basements of China Energy projects and new industries. Selling expenses were 11.6% of total revenues for the six months ended December 31, 2018 and 5.6% of total revenues in the same period of 2017.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 1.2% or ¥0.2 million ($0.03 million), from ¥18.7 million in the six months ended December 31, 2017 to ¥18.9 million ($2.7 million) in the same period of 2018. The increase in general and administrative expenses was mainly due to an increase in stock-based compensation expense and audit fees, while the increase was partially offset by the decrease in investor relationship expenses during the six months ended December 31, 2018. General and administrative expenses accounted 44.7% of total revenues in the six months ended December 31, 2018 and 35.1% of total revenues for the same period of last year.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥0.08 million for the six months ended December 31, 2017 and recorded reversal of provision for doubtful accounts of ¥1.5 million ($0.2 million) for the same period in 2018. The decrease in provision of doubtful accounts was mainly resulted by the management’s effort to collect the long outstanding receivables. Management plans to continue to monitor account receivables to maintain the provision at a lower level.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for research and development projects. Research and development expenses decreased from approximately ¥1.8 million for the six months ended December 31, 2017 to ¥1.7 million ($0.2 million) for the same period of 2018. This decrease was primarily due to less research and development expenses spent on design of chemical products used for waste water treatment and digital oilfield models and platform. The Company was focusing on the transformation of advanced R&D results into projects, which were undertaken by Gan Su BHD and Qing Hai BHD.

Net Loss

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2017	2018	(Decrease)	Change
Loss from operations	¥(17,505,915)	¥(8,735,402)	¥8,770,513	(50.1)%
Other expense, net	(89,775)	(1,208,035)	(1,118,260)	1,245.6%
Loss before income taxes	(17,595,690)	(9,943,437)	7,652,253	(43.5)%
Provision for income taxes	9,282	2,002	(7,280)	(78.4)%
Net loss	(17,604,972)	(9,945,439)	7,659,533	(43.5)%
Less: Net (loss) income attributable to non-controlling interest	(618,162)	138,804	756,966	(122.5)%
Net loss attributable to Recon Technology, Ltd	¥(16,986,810)	¥(10,084,243)	¥6,902,567	(40.6)%

Loss from operations.  Loss from operations was ¥8.7 million ($1.3 million) for the six months ended December 31, 2018, compared to a loss of ¥17.5 million for the same period of 2017. This ¥8.8 million ($1.3 million) decrease in loss from operations was primary due to an increase in gross profit, as well as an increase in reversal of doubtful accounts and partial offset by an increase in selling and distribution expenses as discussed above.

Other expense. Other expense, net was ¥1.2 million ($0.2 million) for the six months ended December 31, 2018, compared to other expense, net of ¥0.09 million for the same period of 2017. The ¥1.1 million ($0.2 million)   increase in other expense, net was primarily due to the increased loss from investment in unconsolidated entity of ¥0.8 million ($0.1 million) for the six months ended December 31, 2018.

Net loss. As a result of the factors described above, net loss was ¥9.9 million ($1.4 million) for the six months ended December 31, 2018, a decrease of ¥7.7 million ($1.1 million) from net loss of ¥17.6 million for the same period of 2017.

Liquidity and Capital Resources

As of December 31, 2018, we had cash in the amount of approximately ¥12.0 million ($1.7 million). As of June 30, 2018, we had cash in the amount of approximately ¥45.3 million.

Indebtedness. As of December 31, 2018, except for approximately ¥1.0 million ($0.1 million) of short-term borrowings from third party, ¥5.9 million ($0.9 million) of short-term borrowings from related parties, and ¥8.6 million ($1.2 million) of long-term borrowings from a related party, and except that Gan Su BHD has a production line under construction in progress which the main construction of the project has completed, based on the management’s best estimation, the expected completion date will be in April 2019, we did not have any other finance leases or purchase commitments, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through our Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by our Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind up.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term and long-term borrowings due to related parties. As of December 31, 2018, we had total assets of ¥158.7 million ($23.1 million), which includes cash of ¥12.0 million ($1.7 million), net accounts receivable due from third parties of ¥41.0 million ($6.0 million), and working capital of ¥58.8 million ($8.5 million). Shareholders' equity amounted to ¥98.6 million ($14.3 million).

Cash from Operating Activities. Net cash used in operating activities was ¥27.0 million ($3.9 million) for the six months ended December 31, 2018. This was an increase of approximately ¥14.3 million ($2.1 million) compared to net cash used operating activities of approximately ¥12.7 million for the six months ended December 31, 2017. The increase in net cash used in operating activities for the six months ended December 31, 2018 was primarily attributable to the net loss available to the Company in the amount of ¥9.9 million ($1.4 million), and reconciled by restricted shares issued for management resulting in expenses of ¥9.5 million ($1.4 million) and net recovery of doubtful accounts of ¥1.5 million ($0.2 million), and an increase in trade account receivable, inventories, other receivables and purchase advances, partly offset by a decrease in other payables.

Cash from Investing Activities. Net cash used in investing activities was approximately ¥8.5 million ($1.2 million) for the six months ended December 31, 2018, representing an increase in cash used in investing activities of approximately ¥1.1 million ($0.2 million) compared to the same period in 2017. This increase was due to an increase in the Company’s payments and prepayments for construction in progress and investment in unconsolidated entity.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥1.0 million ($0.1 million) for the six months ended December 31, 2018, as compared to net cash provided by financing activities of $24.5 million for the same period in 2017. During the six months ended December 31, 2018, we repaid ¥5.0 million ($0.7 million) in short-term borrowings to related parties, received ¥5.0 million ($0.7 million) in short-term borrowings from related parties and received ¥1.0 million ($0.1 million) in short-term borrowings from one third-party. We also received ¥0.5 million ($0.07 million) capital contribution by a non-controlling shareholder during the six months ended December 31, 2018.

Working Capital.  Total working capital as of December 31, 2018 amounted to ¥58.8 million ($8.5 million), compared to ¥74.8 million as of June 30, 2018. The decrease in working capital was mainly due to the Company used cash on construction of new product capability and equity investment. Total current assets as of December 31, 2018 amounted to ¥99.0 million ($14.4 million), a slight decrease of ¥1.8 million ($0.3 million) compared to approximately ¥100.8 million at June 30, 2018. The decrease in total current assets at December 31, 2018 compared to June 30, 2018 was mainly due to a decrease in cash, partially offset by an increase in trade account receivable, contract costs and other receivables.

Current liabilities amounted to ¥40.2 million ($5.8 million) at December 31, 2018, in comparison to ¥26.0 million at June 30, 2018. This increase of current liabilities was attributable mainly to an increase in trade accounts payable as a result of the increased purchases for undergoing contracts, investment payable and other payables, partially offset by a decrease in short-term borrowings-related parties.

Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2017 and 2018
99.2	Press release dated February 27, 2019 titled “Recon Technology Reports Financial Results for the First Six Months of Fiscal Year 2019”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

February 27, 2019	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer